                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULE 13D-1(A)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. ______)

                    Under the Securities Exchange Act of 1934


                                 Softworks, Inc.
                  ---------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                  ---------------------------------------------
                         (Title of Class of Securities)


                                    83404P102
                  ---------------------------------------------
                                 (CUSIP Number)


                              Paul T. Dacier, Esq.
                                 EMC Corporation
                                35 Parkwood Drive
                         Hopkinton, Massachusetts 01748
                                 (508) 435-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                             Margaret A. Brown, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                One Beacon Street
                                Boston, MA 02108
                                 (617) 573-4800


                                December 21, 1999
                  ---------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                 SCHEDULE 13D

     CUSIP No.   83404P102

     -----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Eagle Merger Corp.; IRS ID No. 04-3494398
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          AF
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                                -0-
            SHARES                 -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                              7,327,767
             EACH                  -----------------------------------
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                                  -0-
             WITH                  -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER
                                                    -0-
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,327,767
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                   ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          42.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          CO
     -----------------------------------------------------------------

                                  SCHEDULE 13D

     CUSIP No.   83404P102

     -----------------------------------------------------------------
      (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          EMC Corporation; IRS ID No. 04-2680009
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          WC
     -----------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                               -0-
            SHARES                 -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                             7,327,767
             EACH                  -----------------------------------
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                                 -0-
             WITH                  -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER
                                                   -0-
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,327,767
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                   ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          42.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          CO
     -----------------------------------------------------------------

         ITEM 1.  SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of Softworks, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of Issuer are located at 5845 Richmond Highway, Suite 400, Alexandria, Virginia 22303.

         ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (c) and (f)

                  This statement is being jointly filed by the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"):

(1) Eagle Merger Corp. ("Eagle"), a newly organized Delaware corporation formed in connection with the Offer and the Merger (as defined in Item
         4) and a wholly-owned subsidiary of EMC Corporation ("EMC"), as beneficial owner of 7,327,767 shares of Common Stock. Eagle has a principal business address of 35 Parkwood Drive, Hopkinton, Massachusetts 01748 and has not carried on any activities other than in connection with the Offer and the Merger. Until immediately prior to the time Eagle acquires Common Stock pursuant to the Offer, it is not anticipated that Eagle will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Information with respect to the directors and executive officers of Eagle is set forth on Schedule I attached hereto, and incorporated herein by reference.

(2) EMC, through its ownership of all of the outstanding stock of Eagle, as beneficial owner of 7,327,767 shares of Common Stock. EMC has a principal business address of 35 Parkwood Drive, Hopkinton, Massachusetts 01748. Its principal business is the design, manufacture, marketing and support of a wide range of hardware, software and service products for the enterprise storage market. Information with respect to the directors and executive officers of EMC is set forth on Schedule I attached hereto, and incorporated herein by reference.

         The Reporting Persons have entered into a Joint Filing Agreement dated as of December 23, 1999, a copy of which is attached hereto as Exhibit A and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

(d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of their executive officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to two stock tender agreements described in Item 4 (the "Stock Tender Agreements"), Eagle was granted an irrevocable proxy (the "Irrevocable Proxy")to vote a total of 7,327,767 share of Common Stock, as described in Item
4. The Stock Tender Agreements granting the Irrevocable Proxy which gave rise to the beneficial interest for which this statement is being filed were entered into as an inducement and condition to EMC and Eagle entering into the Merger Agreement, the Offer, and the Merger (all defined in Item 4).
         Pursuant to the tender offer described in Item 4, Eagle will obtain the funds to purchase the Common Stock through a contribution to capital by EMC and/or loans. EMC will provide such funds from available cash on hand.

         ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (j) The purpose of the Irrevocable Proxy granted to Eagle under the Stock Tender Agreements is to facilitate consummation of the merger that will follow a tender offer, as described below.

         On December 23, 1999, EMC and Eagle commenced a tender offer (the "Offer") for all of the outstanding shares of the Issuer at a purchase price of $10.00 per share (the "Offer Price"). The Tender Offer Statement on Schedule 14D-1 of EMC and Eagle is Exhibit B hereto and is incorporated herein by reference.

         In connection with the Offer, EMC and Eagle entered into a Stock Tender Agreement dated as of December 21, 1999 (the "Major Shareholder's Stock Tender Agreement") with Computer Concepts Corp., a Delaware corporation (the "Major Shareholder"), which owns 6,145,767 shares of Common Stock, and the trustees of a Voting Trust Agreement dated as of August 3, 1998 (the "Trustees"). The Major Shareholder's Stock Tender Agreement is Exhibit C hereto and is incorporated herein by reference. On the same date, EMC and Eagle entered into a Stockholders' Stock Tender Agreement (the "Individuals' Stock Tender Agreement") with James A. Cannavino, Judy G. Carter, Daniel DelGiorno, Jr., Claude R. Kinsey, III, Joseph J. Markus, George Aronson, Robert McLaughlin and Lisa Welch (the "Individuals") who collectively own 1,182,000 shares of Common Stock covered by said agreement. The Individuals' Stock Tender Agreement is Exhibit D hereto and is incorporated herein by reference.

         Pursuant to the Stock Tender Agreements, the Major Shareholder, the Trustees, and the Individuals have agreed (i) to tender their shares of Common Stock they own which are covered by such agreements (collectively, the "Covered Shares") promptly after Eagle commences the Offer, and (ii) to grant to Eagle an Irrevocable Proxy (A) to vote all the Covered Shares in favor of the Agreement and Plan of Merger, dated as of December 21, 1999 (the "Merger Agreement") (filed as Exhibit E hereto and is incorporated herein by reference) by and among EMC, Eagle, and the Issuer, and in favor of the merger to be effected pursuant to the Merger Agreement (the "Merger"), and (B) to vote against any action or agreement that is contrary to the Merger Agreement or the Stock Tender Agreements, or that would materially change the Issuer's corporate structure or business. The Stock Tender Agreements also give Eagle an option (the "Option") to acquire the Covered Shares at a purchase price per share equal to the Offer Price (or such higher price as may be offered by Eagle in the Offer), exercisable only if the Major Shareholder, the Trustees, or the Individuals fail to comply with the Stock Tender Agreements or the Merger Agreement, or if shares are not tendered to Eagle in accordance with the Stock Tender Agreements. Subject to the terms and conditions of the Merger Agreement, if Eagle acquires a majority of the Common Stock, the Issuer and Eagle will consummate the Merger.

         Upon consummation of the Merger as contemplated by the Merger Agreement, Eagle will be merged with and into the Issuer and the Issuer will be the surviving corporation. EMC's common equity interest in the Issuer would increase to 100% and EMC would be entitled to all benefits resulting from that interest. These benefits include complete management and control with regard to the future conduct of the Issuer's business and the right to any increase in its value. Similarly, EMC will also bear the risk of any losses incurred in the operation of the Issuer and any decrease in the value of the Issuer.

         If Eagle acquires control of the Issuer, EMC and Eagle intend to conduct a detailed review of the Issuer and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such changes could include, among other things, changes in the Issuer's business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy.

         The Merger Agreement provides that, upon the purchase of Common Stock pursuant to the Offer and from time to time thereafter, EMC will be entitled to designate such number of directors, rounded down to the next whole number, on the Issuer's Board as is equal to the product of the total number of directors on the Issuer's Board (including the directors designated by EMC) multiplied by a fraction, the numerator of which being equal to the number of shares beneficially owned by EMC and its subsidiaries and the denominator being equal to the total number of shares then outstanding. The Issuer will use its reasonable best efforts to cause such persons designated by EMC to be appointed or elected to the Issuer's Board and to secure resignations of such number of its incumbent directors as is necessary to enable EMC's designees to be so elected or appointed. The Merger Agreement provides that the directors and officers of Eagle at the effective time of the Merger will be the initial directors and officers of the surviving corporation, and that the charter and bylaws of Eagle will become the charter and bylaws of the surviving corporation.

         Eagle or an affiliate of Eagle may, following the consummation or termination of the Offer, seek to acquire additional shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it shall determine, which may be more or less than the price to be paid pursuant to the Offer. Eagle and its affiliates also reserve the right to dispose of any or all shares acquired by them, subject to the terms of the Merger Agreement.

         The purchase of the Common Stock by Eagle pursuant to the Offer will reduce the number of shares of the Common Stock that might otherwise trade publicly and will reduce the number of holders of the Common Stock, which, depending upon the number of shares so purchased, could adversely affect the liquidity and market value of the remaining shares held by the public.

         Depending upon the number of shares of the Common Stock purchased pursuant to the Offer, the Common Stock may no longer meet the requirements for continued inclusion in the Nasdaq National Market, which requires that there be at least 1,100,000 shares publicly held by at least 400 round lot holders, with a market value of at least $15,000,000. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Common Stock are not considered as being publicly held for this purpose. If the Nasdaq National Market were to cease to publish quotations for the Common Stock, it is possible that the Common Stock would continue to trade in the over-the-counter market and that prices or other quotations would be reported by other sources. The extent of the public market for the Common Stock and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Stock on the part of securities firms, the possible termination of registration under the Exchange Act (as described below) and other factors.

         The Common Stock is currently registered under the Exchange Act. Registration of the Common Stock under the Exchange Act may be terminated upon application of the Issuer to the Securities and Exchange Commission (the "Commission") if the Common Stock is neither listed on a national securities exchange nor held by 300 or more holders of record.

         Eagle may seek delisting of the Common Stock from the Nasdaq National Market and the termination of the registration of the Common Stock under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If the Nasdaq National Market listing and the Exchange Act registration of the Common Stock are not terminated prior to the Merger, then the Common Stock will be delisted from the Nasdaq National Market and the registration of the Common Stock under the Exchange Act will be terminated following the consummation of the Merger.

         Except as discussed herein, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (i) any action similar to any of those enumerated above.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own a total of 7,327,767 shares of Common Stock as a result of the Irrevocable Proxy to vote those shares granted to Paul T. Dacier and David Donatelli, in their capacity as officers of Eagle and on behalf of Eagle, by the Stock Tender Agreements described in Item 4.

         (b) Pursuant to the Irrevocable Proxy granted by the Stock Tender Agreements described in Item 4, the Reporting Persons have the power to vote or direct the vote of the 7,327,767 shares of Common Stock they beneficially own.

         (c) Except as described herein, neither EMC, Eagle nor, to the knowledge of EMC or Eagle, any of the persons identified in Schedule I hereto, has effected any transactions in the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth, or incorporated by reference, in Item 4 regarding the Offer, the Stock Tender Agreements, the Irrevocable Proxy, and the Option is hereby incorporated by reference.

         Additionally, the Merger Agreement provides that the Issuer grants Eagle an option to purchase from the Issuer such number of shares of Common Stock (not to exceed 19.9% of Issuer's outstanding Common Stock) as will result in Eagle owning 90.1% of the Common Stock, at a price per share equal to the Offer Price. This option is exercisable by EMC or any of its subsidiaries only after the purchase of and payment for Common Stock pursuant to the Offer as a result of which EMC and its subsidiaries own beneficially at least a majority of the then outstanding Common Stock. The portion of the purchase price owing upon exercise of such option equal to the product of (i) the number of shares of Common Stock purchased pursuant to such option multiplied by (ii) the par value per share of Common Stock will be paid to the Issuer in cash by wire transfer or cashier's check, and the balance of the purchase price will be paid by delivery to the Issuer of a non-interest bearing unsecured demand note from Eagle. Such option may be exercised on two day's written notice given by Eagle to the Issuer.

         Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A:       Joint Filing Agreement dated as of December 23, 1999
                          between the Reporting Persons.

         Exhibit B:       Tender Offer Statement on Schedule 14D-1 filed by EMC
                          and Eagle with the Commission on December 23, 1999.1

         Exhibit C:       Stock Tender Agreement dated as of December 21, 1999,
                          among EMC, Eagle, the Major Shareholder, and the Trustees.2

         Exhibit D:       Stock Tender Agreement dated as of December 21, 1999,
                          among EMC, Eagle, and the Individuals.3

         Exhibit E:       Agreement and Plan of Merger, dated as of December 21,
                          1999, by and among EMC, Eagle, and the Issuer.4


--------
1        Incorporated herein by reference.

2 Incorporated herein by reference to Exhibit (C)(2) to the Tender Offer Statement on Schedule 14D-1 filed by Eagle Merger Corp. and EMC Corporation with the Commission on December 23, 1999.

3 Incorporated herein by reference to Exhibit (C)(3) to the Tender Offer Statement on Schedule 14D-1 filed by Eagle Merger Corp. and EMC Corporation with the Commission on December 23, 1999.

4 Incorporated herein by reference to Exhibit (C)(1) to the Tender Offer Statement on Schedule 14D-1 filed by Eagle Merger Corp. and EMC Corporation with the Commission on December 23, 1999.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.



                                    EMC CORPORATION


Date:  December 23, 1999            By:  /s/ Paul T. Dacier
                                       -----------------------------------------
                                    Name: Paul T. Dacier
                                    Title: Vice President and General Counsel


                                    EAGLE MERGER CORP.


Date:  December 23, 1999            By:  /s/ Paul T. Dacier
                                       -----------------------------------------
                                    Name: Paul T. Dacier
                                    Title: Secretary

                                   SCHEDULE I

     1. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser and Parent. Except as otherwise noted, each such person is a citizen of the United States. The business address of each person is c/o EMC Corporation, 35 Parkwood Drive, Hopkinton, Massachusetts 01748. Unless otherwise indicated, each person has held his or her present position as set forth below, or has been an executive officer of Parent for the past five years. Persons who are also directors or officers of Purchaser are indicated with an asterisk ("*"). Their positions with the Purchaser took effect in December, 1999.

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                               MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
----                                           ------------------------------------------------------
Michael J. Cronin............................  Mr. Cronin is a director of Parent. Mr. Cronin has held the position of director since May 1990. He has
                                               been chief executive officer of Cognition Corporation
                                               since September 1987, where he is also the chairman of
                                               the board of directors.
*Paul T. Dacier..............................  Mr. Dacier is a director and the secretary of
                                               Purchaser. He has been vice president and general
                                               counsel of Parent since February 1993.
*David A. Donatelli..........................  Mr. Donatelli is a director and the president of
                                               Purchaser. Mr. Donatelli has been vice president, new
                                               business development of Parent since April 1999. For
                                               the five years prior to that time, he held senior
                                               management positions with Parent.
John R. Egan.................................  Since September 1998, Mr. Egan has been an employee of
                                               Parent, providing ongoing services to various
                                               organizations within Parent. Mr. Egan has been a
                                               director of Parent since May 1992. He was executive
                                               vice president, sales and marketing from January 1992
                                               to June 1996. From May 1997 to September 1998, Mr.
                                               Egan was executive vice president, products and
                                               offerings.
Maureen E. Egan..............................  Mrs. Egan has been a director of Parent since March
                                               1993. She is a member of the Hopkinton Technology for
                                               Education Trust.
Richard J. Egan..............................  Mr. Egan has been the chairman of the board since
                                               January 1988 and a director of Parent since 1979. He
                                               is also a director of NSTAR and NetScout Systems, Inc.

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                               MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
----                                           ------------------------------------------------------
W. Paul Fitzgerald...........................  Mr. Fitzgerald is a director of Parent. Mr. Fitzgerald has held this position since March 1991. From January
                                               1988 to March 1995, Mr. Fitzgerald was senior vice
                                               president, finance and administration, and chief
                                               financial officer. Mr. Fitzgerald was also treasurer
                                               from October 1991 to March 1995.
Paul E. Noble, Jr. ..........................  Mr. Noble is executive vice president, products and offerings, of Parent. Mr. Noble has held this position
                                               since September 1998. Mr. Noble was vice president and
                                               general manager of OEM operations from June 1992 to
                                               January 1998, and from January 1998 to September 1998
                                               was senior vice president, new business development.
Joseph F. Oliveri............................  Mr. Oliveri has been a director of Parent since March
                                               1993. He is president and chief executive officer of
                                               Interface Electronics Corporation.
*Colin G. Patteson...........................  Mr. Patteson is a director and the treasurer of
                                               Purchaser. He has been senior vice president, chief
                                               administrative officer and treasurer of Parent since
                                               February 1997. He was vice president and corporate
                                               controller from February 1993 to April 1995, and vice
                                               president, chief financial officer and treasurer from
                                               April 1995 to February 1997. Mr. Patteson is a citizen
                                               of the United Kingdom.
Michael C. Ruettgers.........................  Mr. Ruettgers is president, chief executive officer and a director of Parent. Mr. Ruettgers has held the
                                               position of president since October 1989, the position
                                               of chief executive officer since January 1992 and the
                                               position of director since May 1992. He is also a
                                               director of PerkinElmer.
William J. Teuber, Jr. ......................  William J. Teuber is vice president and chief financial officer of Parent. Mr. Teuber has held these
                                               positions since February 1997. He was vice president
                                               and controller from August 1995 to February 1997. From
                                               1988 to August 1995, Mr. Teuber was a partner at
                                               Coopers & Lybrand L.L.P.
Alfred M. Zeien..............................  Mr. Zeien has been a director of Parent since December
                                               1999. He was chairman of the board and chief executive
                                               officer of The Gillette Company from December 1994 to
                                               June 1999. He is a director of The Gillette Company,
                                               Massachusetts Mutual Life Insurance Company, Polaroid
                                               Corporation and Raytheon Company.

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